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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549

                                   FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
      Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                                    2-2066
                           (Commission file number)

                        WISCONSIN NATURAL GAS COMPANY*
            (Exact name of registrant as specified in its charter)

                           231 West Michigan Street
                                 P.O. Box 2046
                          Milwaukee, Wisconsin 53201
                                (414) 221-2345
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)



                             FIRST MORTGAGE BONDS
                                DEBT SECURITIES
           --------------------------------------------------------
           (Title of each class of securities covered by this form)

                                     None
         -------------------------------------------------------------
        (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

             Rule 12g-4(a)(1)(i)   ( )     Rule 12h-3(b)(1)(i)   (X)
             Rule 12g-4(a)(1)(ii)  ( )     Rule 12h-3(b)(1)(ii)  ( )
             Rule 12g-4(a)(2)(i)   ( )     Rule 12h-3(b)(2)(i)   ( )
             Rule 12g-4(a)(2)(ii)  ( )     Rule 12h-3(b)(2)(ii)  ( )
                                           Rule 15d-6            ( )

Approximate number of holders of record as of the certification or notice
date: First Mortgage Bonds      1      ; Debt Securities         3
                           ------------                   --------------

Pursuant to the requirements of the Securities Exchange Act of 1934 WISCONSIN ELECTRIC POWER COMPANY* has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date:   January 15, 1996


By:   /s/C. H. Baker
      ---------------------------
      C. H. Baker, Vice President

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   *  The registrant, a wholly-owned subsidiary of Wisconsin Energy
      Corporation (Commission File No. 1-9057), was merged into Wisconsin Electric Power Company (Commission File No. 1-1245), also a subsidiary of Wisconsin Energy Corporation, in a statutory merger effective
      January 1, 1996, in which all of the outstanding shares of Wisconsin Natural Gas Company Common Stock were deemed cancelled. No new shares of Wisconsin Electric Power Company Common Stock were issued in the transaction. In connection with the merger, Wisconsin Electric Power Company assumed Wisconsin Natural Gas Company's outstanding nonconvertible First Mortgage Bonds and Debt Securities. The address of Wisconsin Energy Corporation is 231 West Michigan Street, P.O. Box 2949, Milwaukee, WI 53201. The address of Wisconsin Electric Power Company is 231 West Michigan Street, P.O. Box 2046, Milwaukee, WI 53201.














































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